KIRKLAND LAKE GOLD RENEWS NORMAL COURSE ISSUER BID

Toronto, Ontario - May 27, 2018 - Kirkland Lake Gold Ltd. ("Kirkland Lake Gold" or the "Company") (TSX:KL) (NYSE:KL) (ASX:KLA) is pleased to announce that it has received acceptance from the Toronto Stock Exchange (the "TSX") to renew its normal course issuer bid ("NCIB"). The NCIB allows Kirkland Lake Gold to purchase up to 20,989,692 common shares of the Company (the "Shares"), representing 10% of the current issued and outstanding Shares in the public float as of May 22, 2019. As at May 22, 2019, the Company had 210,011,669 Shares issued and outstanding.

Tony Makuch, President and CEO, commented: "Kirkland Lake Gold has established a solid track record for creating shareholder value, with our share price increasing over 500% since the beginning of 2017. The keys to achieving superior returns have been strong operating results, industry-leading earnings and cash flow generation and growth, ongoing exploration success, and a commitment to directly rewarding shareholders for their commitment to our company. We introduced a quarterly dividend in March 2017 and have since increased it four times. In May 2017, we launched an NCIB program and, since that time, have repurchased over seven million shares. The NCIB is an important component of our value creation strategy as the repurchase of shares provides a permanent favourable impact to earnings and cash flow per share metrics. Given the significant potential upside we see in our current share price, based on our expectation for continued strong operating and financial results, as well as the substantial exploration potential we have at Fosterville, Macassa and other targets, we plan to use the NCIB over the next year to support continued value creation."

The average daily trading volume for the six months' period ended April 30, 2019, less prior NCIB purchases made on the TSX, was 826,974. Under the renewed NCIB, the maximum number of securities that the Company may purchase on a daily basis, other than block purchase exemptions, are 206,743 Common Shares. The actual number of Common Shares purchased for cancellation and the timing of such purchase will be determined by the Company. There cannot be any assurance as to how many Common Shares will ultimately be purchased for cancellation under the NCIB.

The Board of Directors of Kirkland Lake Gold has determined that the repurchase of Common Shares pursuant to the proposed NCIB presently constitutes an appropriate use of financial resources and would be in the best interest of Kirkland Lake Gold shareholders.

Under the previous NCIB, the Company sought and received approval from the TSX to purchase up to 16,456,561 Shares for the period of May 22, 2017 to May 21, 2019. The Company purchased 1,970,400 Shares pursuant to the previous NCIB in the last twelve months at an average price of C$28.43 per Share on the TSX and alternates.

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a growing gold producer operating in Canada and Australia that produced 723,701 ounces in 2018 and is on track to achieve significant production growth over the next three years, including target production of 950,000 - 1,000,000 ounces in 2019, 930,000 - 1,010,000 ounces in 2020 and 995,000 - 1,055,000 ounces in 2021. The production profile of the Company is anchored by two high-grade, low-cost operations, including the Macassa Mine located in Northern Ontario and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management and operational expertise.

Cautionary Note Regarding Forward-Looking Information

This press release contains statements which constitute "forward-looking information" within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of Kirkland Lake Gold with respect to future business activities and operating performance. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" or similar expressions and include information regarding the proposed timing associated with the NCIB and the anticipated effects thereof.

Investors are cautioned that forward-looking information is not based on historical facts but instead reflect Kirkland Lake Gold's management's expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although Kirkland Lake Gold believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the future development and growth potential of the Company's projects; future exploration activities planned at the Canadian and Australian properties; risks relating to equity investments; risks relating to first nations and Aboriginal heritage; the availability of infrastructure, energy and other commodities; nature and climactic conditions; currency exchange rates (such as the Canadian dollar and the Australian dollar versus the United States dollar); risks associated with dilution; labour and employment matters; risks in the event of a potential conflict of interest; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; and compliance with extensive government regulation. This forward-looking information may be affected by risks and uncertainties in the business of Kirkland Lake Gold and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Kirkland Lake Gold, including its annual information form and financial statements and related MD&A for the financial year ended December 31, 2018 and 2017 filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Kirkland Lake Gold has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. Kirkland Lake Gold does not intend, and do not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

FOR FURTHER INFORMATION PLEASE CONTACT

Anthony Makuch, President, Chief Executive Officer & Director

Phone: +1 416-840-7884, E-mail: tmakuch@klgold.com

Mark Utting, Vice-President, Investor Relations
Phone: +1 416-840-7884, E-mail: mutting@klgold.com